SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 2


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  058 73K 10 8
                        ---------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 26, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 2 of 10
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)[ ]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

 NUMBER OF      ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY           1,447,743
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,447,743

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,447,743

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.25%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 3 of 10
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            791,957
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      791,957

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       791,957

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.32%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 4 of 10
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investment Group LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,239,700
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,239,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,239,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.57%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO, IA

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 5 of 10
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)[ ] (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      35,000
  NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           2,239,700
     EACH
  REPORTING     ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             35,000

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,239,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,274,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.68%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 6 of 10
---------------------------                                 --------------------

INTRODUCTION

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group, LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004 (the "Schedule 13D"), relating to shares of common stock, $.01 par value per share ("Common Stock"), of Bally Total Fitness Holding Corporation (the "Company").

      Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      The net investment cost (excluding commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $9,066,351. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4. Purpose of Transaction.

      On August 26, 2004, LIGLLC, on behalf of the Reporting Persons, delivered a letter to Paul Toback, President and Chief Executive Officer and Chairman of the Board of Directors of the Company. The letter, among other things, expressed concern over the Company's failure to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 and urged the Company to consider and explore various business transactions that could enhance shareholder value. LIGLLC also indicated that, if necessary, it would consider, either alone or with other investors, making nominations to the Company's Board of Directors or proposing one or more transactions designed to enhance shareholder value. A copy of the letter is attached to this Amendment as Exhibit 6.

      LIGLLC also issued a press release, dated August 26, 2004, announcing that it had delivered the letter described above to Mr. Toback. A copy of the press release is attached to this Amendment as Exhibit 7.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company:

            (i) LILP beneficially owns 1,447,743 shares of Common Stock and is the beneficial owner of 4.25% of the Common Stock.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 7 of 10
---------------------------                                 --------------------

            (ii) LILtd beneficially owns 791,957 shares of Common Stock and is the beneficial owner of 2.32% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 2,239,700 shares of Common Stock and is the beneficial owner of 6.57% of the Common Stock.

            (iv) Mr. Pearlman beneficially owns 35,000 shares of Common Stock and, as the majority member and General Manager of LIGLLC, beneficially owns 2,239,700 shares of Common Stock, and is the beneficial owner of 6.68% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own 6.68% of the Common Stock of the Company.

      (b) The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:

                                                                 Mr.
                               LILP       LILtd      LIGLLC   Pearlman
                               ----       -----      ------   --------

         Sole Power to           0          0          0       35,000
         Vote/ Direct Vote

         Shared Power to     1,447,743   791,957   2,239,700  2,239,700
         Vote/ Direct Vote

         Sole Power to           0          0          0       35,000
         Dispose/ Direct
         Disposition

         Shared Power to     1,447,743   791,957   2,239,700  2,239,700
         Dispose/ Direct
         Disposition

      (c) The following is a list of all purchases or sales of the Company's Common Stock by the Reporting Persons within the past 60 days:

            (i) On July 20, 2004, (i) LILP purchased 1,105 shares of Common Stock on the open market, at a price of $5.1500 per share, and
                  (ii) LILtd purchased 595 shares of Common Stock on the open market, at a price of $5.1500 per share.

            (ii) On July 28, 2004, LILtd purchased 5,900 shares of Common Stock on the open market, at a price of $5.0500 per share.

            (iii) On August 3, 2004, LILtd purchased 10,000 shares of Common
                  Stock on the open market, at a price of $5.0000 per share.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 8 of 10
---------------------------                                 --------------------

            (iv) On August 4, 2004, (i) LILP purchased 19,520 shares of Common Stock on the open market, at a price of $4.9865 per share, and
                  (ii) LILtd purchased 20,980 shares of Common Stock on the open market, at a price of $4.9865 per share.

            (v) On August 11, 2004, (i) LILP purchased 3,102 shares of Common Stock on the open market, at a price of $4.2500 per share, and
                  (ii) LILtd purchased 1,598 shares of Common Stock on the open market, at a price of $4.2500 per share.

            (vi) On August 12, 2004, (i) LILP purchased 16,500 shares of Common Stock on the open market, at a price of $4.2000 per share, and
                  (ii) LILtd purchased 8,500 shares of Common Stock on the open market, at a price of $4.2000 per share.

            (vii) On August 13, 2004, (i) LILP purchased 16,500 shares of Common
                  Stock on the open market, at a price of $4.1685 per share, and
                  (ii) LILtd purchased 8,500 shares of Common Stock on the open market, at a price of $4.1685 per share.

            (viii) On August 20, 2004, (i) LILP purchased 9,636 shares of Common
                  Stock on the open market, at a price of $4.0337 per share, and
                  (ii) LILtd purchased 4,964 shares of Common Stock on the open market, at a price of $4.0337 per share.

            (ix) On August 23, 2004, (i) LILP purchased 23,100 shares of Common Stock on the open market, at a price of $4.0000 per share, and
                  (ii) LILtd purchased 11,900 shares of Common Stock on the open market, at a price of $4.0000 per share.

            (x) On August 24, 2004, (i) LILP purchased 13,200 shares of Common Stock on the open market, at a price of $3.9755 per share, and
                  (ii) LILtd purchased 6,800 shares of Common Stock on the open market, at a price of $3.9755 per share.

            (xi) On August 26, 2004, (i) LILP purchased 73,326 shares of Common Stock on the open market, at a price of $3.8884 per share, and
                  (ii) LILtd purchased 37,774 shares of Common Stock on the open market, at a price of $3.8884 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 9 of 10
---------------------------                                 --------------------

Item 7. Materials to be Filed as Exhibits.

      The following exhibits are filed with this Amendment:

EXHIBIT 6 Letter, dated August 26, 2004, from Liberation Investment Group, LLC to Paul Toback, President and Chief Executive Officer and Chairman of the Board of Directors of Bally Total Fitness Holding Corporation.

EXHIBIT 7 Press Release, dated August 26, 2004.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8             SCHEDULE 13D                Page 10 of 10
---------------------------                                 --------------------

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2004

LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group, LLC, general partner

By: /s/ Emanuel R. Pearlman
   -------------------------------
     Emanuel R. Pearlman
     General Manager

LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
   -------------------------------
     Emanuel R. Pearlman
     Director

LIBERATION INVESTMENT GROUP, LLC


By:  /s/ Emanuel R. Pearlman
   -------------------------------
      Emanuel R. Pearlman
      General Manager

Emanuel R. Pearlman

 /s/ Emanuel R. Pearlman
----------------------------------

                                                                       EXHIBIT 6

                        Liberation Investment Group, LLC
                       11766 Wilshire Boulevard, Suite 870
                              Los Angeles, CA 90025
                                Tel: 310.479.3434
                                Fax: 310.479.3363

August 26, 2004

Mr. Paul Toback
Chairman and CEO
Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL  60631

Dear Paul:

As we discussed over the last week or so, I am gravely concerned that the Company missed its 10Q filing deadline. I am further concerned that the Audit Committee had not sooner addressed the issues that delayed the filing. The financial implication of such a delay in filing a 10Q can be devastating. At this point, I suggest that at the very least it would be essential to candidly update the capital markets on a regular basis as to the progress of the filing.

Furthermore, as we have discussed I strongly urge you to engage in good faith negotiations with the several investor groups who have expressed interest in either refinancing some of your current outstanding indebtedness and/or entering into value-enhancing transactions for your shareholders. I believe that the Company should be exploring all transactions in any form that would enhance shareholder value and, therefore, suggest that the Company form a special committee of independent directors with the appropriate background to review any and all expressions of interest in value-enhancing transactions.

Liberation believes in the value of your Company and its franchise but feels that the current inertia on the part of the Company in exploring value-enhancing transactions is detrimental to the Company and its constituencies including employees, creditors, and equity holders. Maintaining the status quo is simply not in the best interest of shareholders and, if necessary, we may attempt, alone or with other investors, to make board nominations or propose transactions.

I would be more than happy to assist in any way, and it is my goal to work with the Company, if at all possible, to create value for all shareholders. If you have any questions please feel free to call me at the above-listed contact information.

Very truly yours,

/s/ Emanuel R. Pearlman

Emanuel R. Pearlman
Manager

cc:  Board of Directors

                                                                       EXHIBIT 7

Contact:

Emanuel R. Pearlman
Liberation Investment Group, LLC
11766 Wilshire Boulevard, Suite 870
Los Angeles, CA  90025
310.479.3434

       LIBERATION INVESTMENT GROUP DELIVERS LETTER TO BALLY TOTAL FITNESS

      Los Angeles, CA - August 26, 2004 - Liberation Investment Group, LLC announced today that the following letter was sent to Paul Toback, President and Chief Executive Officer and Chairman of the Board of Directors of Bally Total Fitness Holding Corporation (NYSE: BFT), on August 26, 2004:

                        Liberation Investment Group, LLC
                       11766 Wilshire Boulevard, Suite 870
                              Los Angeles, CA 90025
                                Tel: 310.479.3434
                                Fax: 310.479.3363

August 26, 2004

Mr. Paul Toback
Chairman and CEO
Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL  60631

Dear Paul:

As we discussed over the last week or so, I am gravely concerned that the Company missed its 10Q filing deadline. I am further concerned that the Audit Committee had not sooner addressed the issues that delayed the filing. The financial implication of such a delay in filing a 10Q can be devastating. At this point, I suggest that at the very least it would be essential to candidly update the capital markets on a regular basis as to the progress of the filing.

Furthermore, as we have discussed I strongly urge you to engage in good faith negotiations with the several investor groups who have expressed interest in either refinancing some of your current outstanding indebtedness and/or entering into value-enhancing transactions for your shareholders. I believe that the Company should be exploring all transactions in any form that would enhance shareholder value and, therefore, suggest that the Company form a special committee of independent directors with the appropriate background to review any and all expressions of interest in value-enhancing transactions.

Liberation believes in the value of your Company and its franchise but feels that the current inertia on the part of the Company in exploring value-enhancing transactions is detrimental to the Company and its constituencies including employees, creditors, and equity holders. Maintaining the status quo is simply not in the best interest of shareholders and, if necessary, we may attempt, alone or with other investors, to make board nominations or propose transactions.

I would be more than happy to assist in any way, and it is my goal to work with the Company, if at all possible, to create value for all shareholders. If you have any questions please feel free to call me at the above-listed contact information.

Very truly yours,

/s/ Emanuel R. Pearlman

Emanuel R. Pearlman
Manager

cc: Board of Directors


                                      -2-